Exhibit 99.1

Camelot Information Systems Inc. to Hold 2012 Annual General Meeting
on December 14, 2012

Beijing, November 6, 2012 – Camelot Information Systems Inc. (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry IT services in China, today announced that it will hold its 2012 annual general meeting of shareholders at 42/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong at 10:00 AM local time.

No proposal will be submitted for shareholder approval at the annual general meeting.  Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.  Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.  Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Board of Directors of the Company has fixed the close of business on November 5, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2011, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at http://www.camelotchina.com/en/ir-index.htm?mod=annual, as well as on the SEC’s website at http://www.sec.gov/Archives/edgar/data/1487295/000134100412000633/cisi_20f.htm

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Annual Report free of charge by email to investors@camelotchina.com or by writing to:

Beijing Publishing House,
A 6 North Third Ring Road,
Xicheng District, Beijing 100120,
People’s Republic of China
Attention: Jojo Guo

ABOUT CAMELOT INFORMATION SYSTEMS, INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology ("IT") services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China, as measured by its 2010 revenues and the number of SAP consultants as of December 31. 2010, according to International Data Corporation ("IDC"). IDC also ranked Camelot the number-one service provider in the banking testing market in 2010. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobiles, technology, as well as telecommunications, media and education.

Contacts:
Camelot Information Systems Inc.
Jojo Guo, Investor Relations Manager
Tel:   +1 (646) 371-6533
Email:  investors@camelotchina.com